Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

October 20th rebuttal items

Source	Assertion	Facts
Allergan Oct 20th form DEFA14A, Slide 3	“[Allergan believes Investors should question] the lack of comprehensive product level disclosure including the impact of alternative fulfillment channels”

•   Valeant reports:

•   Top 20 products worldwide net sales (from all channels) each quarter and primary growth driver for the quarter.

•   Business unit performance including net sales (from all channels), business highlights, total and organic growth for the quarter.

•   In Q3 2014, no product represents greater than 3.5% of Valeant’s total revenue, demonstrating the diversification of its business.

Allergan Oct 20th form DEFA14A, Slide 3	“[Allergan believes Investors should question] why do many of Valeant’s products appear to lose market share?”

•   Allergan’s statement is false and misleading as many of our products are growing market share, and all of our top 20 products grew in Q3 2014. Additionally we have provided branded market share data showing the growth in market share for our key dermatology brands since the beginning of 2014, and we commented on our increased market share in both contact lenses and ophthalmic surgical products in the U.S.

Allergan Oct 20th form DEFA14A, Slide 3	“[Allergan believes Investors should question] the sustainability of Valeant’s price increases, which by their own admission, account for a significant portion of the company’s growth”

•   As discussed on our Q3 2014 earnings call ~50% of our growth came from volume and ~50% came from price in Q3 2014.

•   As we stated on our Q3 2014 earnings call we do not believe 19% organic growth is repeatable each quarter, however we are committed to deliver 10%+ organic growth in Q4 2014 and full year 2015.

Allergan Oct 20th form DEFA14A, Slide 3 & 4	“Are Valeant’s stated Q3 ’14 growth rates positively affected by a weak Q3 ’13 and are they reflective of the company’s true performance going forward?”

•   Q3 ’14 did not benefit from a weak Q3’13

•   Q3 ’14 revenue as a percent of total year revenue is in-line with pro forma historical Q3 contribution.

•   Q3 ’13 growth rate was negatively affected by Q3 ’12 sales of Zovirax of ~$90M due to a stock-out in Q2 ’12 and by the impact of generic entries against a number of our dermatology brands.

Allergan Oct 20th form DEFA14A, Slide 3 & 11	“Is Valeant’s B+L reporting (for comparison purposes) consistent with B+L’s historical filings?” “Are post B+L acquisitions reported in B+L results”	• Valeant’s reporting for B+L in Q3 uses net product sales adjusted only for FX. • No acquisitions are included in B+L results.

Allergan Oct 20th form DEFA14A, Slide 3, 7, 8, and 9	“Does the seeming decrease in value of the Medicis business in Valeant’s hands raise concerns for other acquired businesses”

•   As discussed previously we expect a significant positive ROIC return for Medicis and a payback of less than 6 years.

•   Please see page #7 from our Q2 2014 earnings presentation.

•   Please see page #165 from our May 28th investor presentation.

Allergan Oct 20th form DEFA14A, Slide 3 & 6	“Can Valeant cut more costs at Allergan than it has done in prior acquisition and still maintain the growth of the Allergan business”

•   We have accelerated the growth of all major acquisitions we have made since 2008.

•   Please see page #141 from our May 28th investor presentation

•   As discussed previously the 47% of total operating expense synergy for the combined company is in-line with historical deals.

•   Please see page #166 from our May 28th investor presentation.

Allergan Oct 20th form DEFA14A, Slide 5	“We believe Valeant has no experience managing large, sophisticated brands”	• Allergan’s statement is false. Please see page #164 from our May 28th investor presentation.

Allergan Oct 20th form DEFA14A, Slide 10	“Our analysis suggests there has been a rapid erosion of purported “durable” Medicis’ U.S. Topical Acne business following the acquisition & implementation of Valeant business model”

•   Allergan’s analysis is misleading and does not provide insight into actual business performance:

•   Branded market shares across the acne market have eroded when looking at the market including brands and generics as generics have become more prevalent.

•   Note that using Allergan’s methodology Aczone and Tazorac (both Allergan products) market shares have declined in 2014.

•   As we have discussed Valeant has had a number of significant products go off patent, which would lead to a decrease in market share (e.g., Retin-A Micro, BenzaClin).

•   All topical acne products do not compete with each other, therefore it is not appropriate to look at market share broadly, but instead on a more specific class by class basis, as we show with our year to date market share figures for key dermatology brands.

•   Data presented by Allergan does not include all Valeant prescriptions as it does not include sales through specialty pharmacies.

•   Our market share has increased since the beginning of 2014 for our promoted topical acne brands: Ziana, Acanya, and Retin-A Micro 0.08%.

Allergan Oct 20th form DEFA14A, Slide 12	“With even greater reduction of expenses at B+L relative to Medicis, what is the long-term growth capacity for B+L”

•   As discussed previously, we see the outlook for B+L being very strong given the outlook of the Ophthalmology market along with the recent performance of B+L, which has benefitted from both market growth and market share growth across businesses.

•   Growth has accelerated post-acquisition and we expect double-digit organic growth for 2014. Additionally we expect strong growth going forward given our 2014 launch brands and the pipeline for 2015+.

•   Please see point #25 in the June 23rd clarification about our business for further detail.

•   The market numbers that Allergan provides appear to be false and misleading:

•   Product mix: it is not clear where Allergan is getting these figures as their footnote is a series of sources which do not cover all markets.

•   Market growth: it is not clear how these numbers have been calculated, and appear to be subjective given that “Allergan estimates” have been footnoted on the three largest product classes in the analysis.

Allergan Oct 20th form DEFA14A, Slide 13	“Deceleration of Valeant/B&L [Rx Pharma] Growth”	• Allergan’s statement is false and misleading, B+L Rx pharmaceutical growth worldwide was 18% Q ‘14/Q ‘13 in Q3 2014.

Allergan Oct 20th form DEFA14A , Slide 14	“We believe price is a large drive of growth for select Valeant U.S. pharmaceutical businesses”

•    Overall price/volume for the Valeant business was ~50% volume and ~50% price.

•    Like all PhRMA companies, including Allergan, our managed care contracts restrict our price increases each year, and many of our managed care contracts restrict price increases to less than 10% net price increase per year.

•    Gross price increases could be seen as higher but do not contribute to our reported net sales growth.

Allergan Oct 20th form DEFA14A , Slide 15, 16	“We believe B+L in Europe is struggling post Valeant Acquisition Rx Ophthalmics”	• Allergan’s statement is false and misleading; B+L Europe Rx pharmaceuticals grew 9%+ Q ‘14/Q ‘13 in Q3 2014. • Rx pharmaceuticals is less than 20% of our European sales.

Allergan Oct 20th form DEFA14A , Slide 17	“We believe long-term performance of B+L device businesses lag market growth”

•    Allergan’s comparison of B+L to Q3 of 2012 is not a relevant comparison as Valeant did not own B+L and therefore did not operate the business. The business was in decline since 2009 until Valeant’s acquisition of the business in 2013.

•    As disclosed on our Q3 earnings call since Valeant acquired the business in Q3 2013 the U.S. surgical business has grown 12%. The cataract refractive lens business grew 55% Q ‘14/ Q ’13 in Q3 ’14 and the Stellaris/Stellaris PC business grew 40% Q ‘14/ Q ’13 in Q3 ’14.

•    In addition the B+L U.S. contact lens business had declined every year since 2007 prior to Valeant’s acquisition and subsequent turn-around of the business, leading to 14% growth since acquisition.

Allergan Oct 20th form DEFA14A , Slide 20	“We believe Valeant’s forecasting approach raises questions on future growth [glaucoma]”

•    We expect ~$500M in peak sales in the U.S. for Vesneo based on:

•    Historical performance of prostaglandins (e.g., Xalatan, Travatan)

•    The strong clinical results we have observed in our clinical trials

•    Statistically significant decrease in IOP compared to timolol in Phase III study, with IOP lowering between 7.5 and 9.1 mmHg

•    Statistically significant decrease in IOP compared to latanoprost in Phase II study.

•    Continued market growth and unmet need

•    Strong feedback we have received from glaucoma KOLs

Allergan Oct 20th form DEFA14A , Slide 21	“We believe Valeant’s forecasting approach raises questions on future growth [Jublia & Luzu]”

•    We have an expectation of $300-$800M peak Jublia sales in the U.S. and a $300-$400M run-rate by the end of 2015 based on:

•    Strong clinical profile and benefit over previous generation medications.

•    Historical performance of Lamisil ($1B+ peak sales) despite safety issues which required liver toxicity testing.

•    High unmet need in the market with the majority of patients currently untreated.

•    As Allergan states, our Luzu estimates are in-line with analyst concensus.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or

Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.